Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

March 8, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Larry Spirgel

Re: News Corporation

Preliminary Proxy Statement filed on Schedule 14A

Filed on December 21, 2012

File No. 001-32352

Dear Mr. Spirgel:

On behalf of News Corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated January 16, 2013 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement filed on Schedule 14A, File No. 001-32352, filed on December 21, 2012 (the “Proxy Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Proxy Statement (the “Amendment”) for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally filed Proxy Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated March 8, 2013.

Proposal No. 1, page 8

1.	Revise to disclose what restrictions under your Restated Certificate of Incorporation as currently constituted and/or Delaware law constrain your ability to make distributions in the manner contemplated and how the proposed amendments will alleviate/clarify these restraints.

The Company’s current Restated Certificate of Incorporation (the “Current COI”) provides that dividends are to be declared in “equal amounts” with respect to the holders of its Common Stock. As “equal amounts” is not defined or otherwise explained in the Current COI, the proposed amendment will clarify the Company’s ability to pay dividends of Comparable Securities to such holders, consistent with the Company’s interpretation of the intent of the Current COI. The Company has revised its disclosure on page 9 to address the Staff’s comment. The Company is not aware of any restrictions under Delaware law that constrain its ability to make distributions in the manner contemplated.

Proposal No. 2, page 11

2.	Please provide similar disclosure to that solicited by comment 1 regarding the amendments contemplated by Proposal No. 2.

The Current COI does not allow the Company to pay dividends on Subsidiary-Owned Shares in Comparable Securities. The Company is amending its Current COI to permit it to pay such dividends, which will allow for the intended tax treatment in the proposed Separation. The Company has revised its disclosure on page 11 to address the Staff’s comment.

3.	It is unclear how the distributions to the Subsidiary-Owned Shares, creation of additional Subsidiary-Owned shares and exchange of your shares for the Comparable Securities received by subsidiaries that remain with you relate to the eventual distribution of the spun-off shares of New News Corporation to your shareholders. Please revise to describe the purpose of each of these transactions and how they relate to the eventual distribution of New News corporation shares to your shareholders. Clearly articulate the material aspects of the manner you contemplate effectuating the spin-off.

The distribution mentioned in Response #2 above, while being consistent with the intended tax treatment of the proposed Separation, would, without the associated intercompany arrangements (referenced below) effecting the share exchange, create cross-ownership between the Company and New News Corporation, which is inconsistent with the Company’s intent that New News Corporation operate independently from the Company post-Separation. The Company is effectuating the intercompany arrangements discussed to eliminate the cross-ownership consequences post-Separation. The Company has revised its disclosure on page 12 to address the Staff’s comment.

The Company’s acknowledgement of the statements for which you requested acknowledgement in the Comment Letter is set forth in Annex A to this letter.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

Annex A

On behalf of News Corporation (the “Company”) and in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement filed on Schedule 14A, File No. 001-32352 (the “Proxy Statement”), the undersigned hereby acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

—

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEWS CORPORATION

by	/s/ Janet Nova
Name: Janet Nova
Title: Senior Vice President and Deputy General Counsel

5